This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER 2021 FINANCIAL AND OPERATING RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, August 6, 2021 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2021.  All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and six months ended June 30, 2021 and 2020, are available on TransGlobe's website at www.trans-globe.com.

FINANCIAL HIGHLIGHTS:

▪

Second quarter sales averaged 16,542 boe/d including 366.3 Mbbls sold to EGPC for net proceeds of $22.2 million and one cargo lifting of 498.6 Mbbls of entitlement crude oil for net proceeds of $29.1 million (collected in May 2021). The overlift portion of the cargo (~129.5 Mbbls) was settled against outstanding receivables from EGPC during the quarter;

▪	Average realized price for Q2-2021 sales of $56.48/boe; Q2-2021 average realized price on Egyptian sales of $60.27/bbl and Canadian sales of $33.61/boe;
▪	Funds flow from operations of $17.1 million ($0.24 per share) in the quarter;
▪	Second quarter net earnings of $7.7 million ($0.11 per share), inclusive of a $1.2 million unrealized loss on derivative commodity contracts;
▪	Ended the second quarter with positive working capital of $17.1 million, including cash of $43.6 million;
▪	Subsequent to the quarter, the Company sold a ~500 Mbbl cargo of Egypt entitlement crude oil with proceeds expected in August 2021;

OPERATIONAL HIGHLIGHTS:

▪

Second quarter production averaged 13,077 boe/d (Egypt 10,727 bbls/d, Canada 2,350 boe/d), an increase of 856 boe/d (7%) from the previous quarter. Increase primarily due to improved well optimization activities in Egypt, the full oil production impact of the SGZ-6X lower Bahariya recompletion, and return to production in Canada of the 2-20 well following the 13-16 completion and stimulation plus the latter’s production contribution;

▪	Production in July averaged ~13,414 boe/d (Egypt ~11,308 bbls/d, Canada ~2,106 boe/d), an increase of 3% from Q2-2021;
▪

Ended the quarter with 140.3 Mbbls of entitlement crude oil inventory, a decrease of 315.4 Mbbls from Q1-2021. This decrease is due to an increase in sales volumes as a result of the Q2 cargo lifting, partially offset by an increase in production;

▪	Drilled two development oil wells at West Bakr in the Eastern Desert, Egypt, both successfully encountering oil-bearing sands and placed on production;
▪

On June 30, 2021 the Company spud the first of three 100% working interest horizontal oil development wells (one 2-mile, two 1-mile) located approximately four miles to the northwest of the 2-20 location in TransGlobe’s Cardium extension into the South Harmattan area in Canada, with drilling and casing completed in July; and

CORPORATE HIGHLIGHTS:

▪

The Company announced a merged concession agreement with a 15-year primary term and improved Company economics on December 3, 2020. The agreement is currently awaiting ratification by the Egyptian Parliament but will have a February 2020 effective date upon ratification. As such, the results achieved in Q2-2021 and year to-date are exclusive of any effective date adjustments that will be made upon ratification.

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2021	2020	% Change	2021	2020	% Change
Petroleum and natural gas sales	85,018	24,549	246	127,295	104,736	22
Petroleum and natural gas sales, net of royalties	50,595	11,392	344	68,647	64,626	6
Realized derivative (loss) gain on commodity contracts	(3,646)	1,977	(284)	(5,191)	6,145	(184)
Unrealized derivative (loss) gain on commodity contracts	(1,248)	(3,348)	(63)	(4,218)	1,028	(510)
Production and operating expense	19,722	10,406	90	29,171	33,663	(13)
Selling costs	1,671	423	295	1,705	1,049	63
General and administrative expense	3,670	3,951	(7)	8,707	5,855	49
Depletion, depreciation and amortization expense	6,959	5,657	23	11,774	17,909	(34)
Income tax expense	5,605	2,445	129	10,265	7,030	46
Cash flow generated by operating activities	23,832	24,551	(3)	19,892	20,878	(5)
Funds flow from operations[1]	17,100	(2,764)	(719)	17,181	22,918	(25)
Basic per share	0.24	(0.03)		0.24	0.32
Diluted per share	0.24	(0.03)		0.24	0.32
Net earnings (loss)	7,722	(13,367)	(158)	(3,302)	(68,585)	(95)
Basic per share	0.11	(0.19)		(0.05)	(0.95)
Diluted per share	0.11	(0.19)		(0.05)	(0.95)
Capital expenditures	3,597	1,229	193	6,504	6,806	(4)
Working capital	17,136	35,112	(51)	17,136	35,112	(51)
Long-term debt, including current portion	16,951	27,071	(37)	16,951	27,071	(37)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-	72,542	72,542	-
Diluted (weighted average)	72,922	72,542	1	72,954	72,542	1
Total assets	208,479	221,347	(6)	208,479	221,347	(6)

Operating
Average production volumes (boe/d)	13,077	14,300	(9)	12,652	14,648	(14)
Average sales volumes (boe/d)	16,542	12,470	33	13,135	17,702	(26)
Inventory (Mbbls)	140.3	408.7	(66)	140.3	408.7	(66)
Average realized sales price ($/boe)	56.48	21.63	161	53.54	32.51	65
Production and operating expenses ($/boe)	13.10	9.17	43	12.27	10.45	17
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

	2021		2020
Average reference prices and exchange rates	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price ($/bbl)	68.83	60.82	44.29	42.96	29.34
Edmonton Sweet index ($/bbl)	63.07	52.54	38.50	37.35	21.71
Natural gas
AECO ($/MMBtu)	2.48	2.30	2.18	1.69	1.41
US/Canadian Dollar average exchange rate	1.23	1.27	1.30	1.33	1.39

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 13,077 barrels of oil equivalent per day ("boe/d") during the second quarter of 2021. Egypt production was 10,727 barrels of oil per day ("bbls/d") and Canada production was 2,350 boe/d. Production for the quarter was slightly above full year 2021 guidance of 12,000 to 13,000 boe/d and 7% higher than the previous quarter. The increase is primarily due to improved well optimization activities in Egypt, the impact of the SGZ-6X lower Bahariya recompletion, and a return to production in Canada of the 2-20 well, taken offline to allow for the 13-16 completion plus the latter’s production contribution.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $60.27 per barrel in Egypt during the quarter. In Canada, the Company received an average of $63.05 per barrel of oil, $27.03 per barrel of NGLs and $2.58 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q2-2021, the Company had funds flow from operations of $17.1 million and ended the quarter with positive working capital of $17.1 million, including cash of $43.6 million. The Company had net earnings in the quarter of $7.7 million, inclusive of a $1.2 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at June 30, 2021.

In Egypt, the Company sold 366.3 thousand barrels (“Mbbls”) of entitlement crude oil to the Egyptian General Petroleum Company (“EGPC”) and sold one cargo lifting of 498.6 Mbbls of entitlement crude oil. The overlift portion of the cargo (~129.5 Mbbls) was settled against outstanding receivables from EGPC during the quarter. At June 30, 2021 entitlement crude oil inventory was 140.3 Mbbls. The decrease in inventoried crude oil is attributed to a significant increase in sales volumes as a result of the Q2-2021 cargo lifting, partially offset by an increase in production. Subsequent to the quarter, TransGlobe sold a ~500 Mbbl cargo of Egypt entitlement crude oil. The cargo volumes were in excess of crude oil inventories at the time of lifting. The Company expects to reach a settlement on the overlift in Q3-2021. All Canadian production was sold during the quarter.

As announced on December 3, 2020, the Company has reached an agreement with EGPC to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. As previously announced, the Company held discussions with the Ministry of Petroleum during Q2-2021, and was informed that due to the recent Egyptian election combined with internal process changes for ratification, the Ministry is now expecting ratification to occur in the second half of 2021. The February 1, 2020 effective date for the improved concession terms and assurances from the Ministry is supportive of increased investment in advance of ratification.

In Egypt, following the mobilization of the rig from the Western Desert, the Company drilled two development oil wells in the Eastern Desert at West Bakr. The HW-8 development oil well was drilled to a total depth of 1,640.5 meters, successfully encountering oil-bearing sands in the Yusr-C and Bakr formations, and was brought into production at a field estimated 622 bbls/d late in the quarter. The K-64 development oil well was drilled to a total depth of 1,538.0 meters, successfully encountering oil-bearing sands in the Asl-A, Asl-B and Asl-D formations, and was brought into production at a field estimated 609 bbls/d subsequent to the quarter.

In anticipation of increased gross fluid offtake to be generated by new projects in the new merged concession area, the Company has accelerated plans to upgrade its water management systems in H2-2021. The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price.

In Canada, the previously drilled and equipped 2-mile horizontal well at South Harmattan has achieved a calculated IP30 estimate of 286 boe/d (247 bbls/d light oil, 131 Mcf/d gas, 17 bbls/d NGL) and a calculated IP60 estimated at 242 boe/d (199 bbls/d light oil, 144 Mcf/d gas, 19 bbls/d NGL), both on a productive day basis. Lease construction was completed in support of the drilling of three 100% working interest horizontal oil development wells (one 2-mile and two 1-mile) located approximately four miles to the northwest of the 2-20 location in TransGlobe’s Cardium extension into the South Harmattan area. The first well of this back-to-back drilling program spud on June 30, 2021 and was drilled and cased in July. Subsequent to the quarter, the second and third wells in the Canadian drilling program were drilled and cased. All three wells were drilled on time and on budget.

Dependent upon anticipated rig efficiencies, the Company expects to drill two additional wells (an exploration well, SGZ-7B, and a well in K-field) as a part of the 2021 drilling program. These new drills, combined with accelerated spend on its water management systems, noted above, and cost increases incurred in the Canadian drilling and development program, are expected to result in an approximate $5.8 million increase to the previously announced capital budget of $27.2 million (before capitalized G&A) in 2021. Due to timing of the drilling of the K-field well and the SGZ-7B well, the Company is not adjusting its expected production guidance for 2021 of 12.0 to 13.0 Mboe/d with a midpoint of 12.5 Mboe/d.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2021 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at June 30, 2021, the Company had a working capital surplus of $17.1 million (December 31, 2020 - $15.3 million). The increase in working capital is primarily due to an increase in cash resulting from collections on accounts receivable in the period and an increase in accounts receivable due to increased sales in Q2-2021, partially offset by a corresponding decrease in crude oil inventory, an increase in accounts payable and an increase in the derivative commodity contracts liability from increased commodity pricing.

All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to nine months in 2017, and has since fluctuated within an acceptable range. As at June 30, 2021, amounts owing from EGPC were $9.3 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 366.3 Mbbls of entitlement crude oil to EGPC in Q2-2021 for net proceeds of $22.2 million and sold one cargo lifting of 498.6 Mbbls of entitlement crude oil for net proceeds of $29.1 million. The overlift portion of the cargo (~129.5 Mbbls) was settled against outstanding receivables from EGPC during the quarter. During the second quarter of 2021, the Company collected a total of $17.7 million of accounts receivable from EGPC, an additional $2.4 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at June 30, 2021, crude oil held as inventory was 140.3 Mbbls.

As at June 30, 2021, the Company had $93.2 million of revolving credit facilities with $17.0 million drawn and $76.2 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $10.0 million was drawn and outstanding as at June 30, 2021. During the six months ended June 30, 2021, the Company repaid $5.0 million on this prepayment facility. The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and increased as at June 30, 2021 from C$15.0 million ($11.0 million) to C$22.5 million ($18.2 million), of which C$8.6 million ($7.0 million) was drawn and outstanding. During the six months ended June 30, 2021, the Company had drawings of C$0.3 million ($0.2 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

Following mobilization of the rig from the Western Desert, the Company drilled a development oil well in the Eastern Desert at West Bakr. The HW-8 development well was drilled to a total depth of 1,640.5 meters, successfully encountering oil-bearing sands in the Yusr-C and Bakr formations.

The reservoir section was fully logged and evaluated, with an internally estimated 5.9 meters of net oil pay in the Yusr-C sand and 28.1 meters of net oil pay across four sands in the Bakr reservoir. The Bakr reservoir was brought into production late in the quarter at a field estimated 622 bbls/d.

HW-8 was the first well in TransGlobe’s 12 well development program in 2021 designed to grow oil production and increase reserves in the Eastern Desert.

The second well in this program, K-64, a development well in the Eastern Desert at West Bakr, was drilled to a total depth of 1,538 meters, successfully encountering oil-bearing sands in the Asl-A, Asl-B and Asl-D formations.

The reservoir section was fully logged and evaluated, with an internally estimated 20.9 meters of net oil pay in the Asl-A sand, 17.8 meters of net oil pay across the Asl-B sand and 9.7 meters of net oil pay in the Asl-D sand. Subsequent to the quarter, the Asl-B was brought into production at a field estimated 609 bbls/d in mid-July. The Asl-A is expected to be recovered through a future recompletion of this well and the Asl-D through other well drainage points.

In anticipation of increased gross fluid offtake to be generated by new projects in the new merged concession area, the Company has accelerated plans to upgrade its water management systems in H2-2021. Dependent upon anticipated rig efficiencies, the Company also expects to drill an additional well in K-field as a part of the 2021 drilling program.

The substantial capital investment in 2021 is supported by the Company’s previously disclosed merger of its three Eastern Desert concessions into a single agreement, currently awaiting ratification.

Production

Production averaged 9,917 bbls/d during the quarter, a decrease of 1% (133 bbls/d) from the previous quarter. The decrease was primarily due to natural declines prior to the bringing into production of the first 2021 Eastern Desert drill wells.

Production in July 2021 averaged ~10,611 bbls/d.

Sales

The Company sold 338.5 Mbbls of entitlement crude oil to EGPC and sold one cargo lifting of 498.6 Mbbls of entitlement crude oil to third-party buyers during the quarter. The overlift portion of the cargo (~129.5 Mbbls) was settled against outstanding receivables from EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2021		2020
	Q-2	Q-1	Q-4	Q-3
Gross production rate[1]	9,917	10,050	10,129	9,635
TransGlobe production sold (inventoried)	3,465	(2,531)	3,328	(1,432)
Total sales	13,382	7,519	13,457	8,203

Government share (royalties and tax)	5,229	5,680	5,715	5,452
TransGlobe sales (after royalties and tax)[2]	8,153	1,839	7,742	2,751
Total sales	13,382	7,519	13,457	8,203
[1]	Quarterly production by concession (bbls/d):
West Gharib – 3,024 (Q2-2021), 3,076 (Q1-2021), 3,113 (Q4-2020), and 2,808 (Q3-2020)
West Bakr – 6,327 (Q2-2021), 6,415 (Q1-2021), 6,656 (Q4-2020), and 6,498 (Q3-2020)
North West Gharib – 566 (Q2-2021), 559 (Q1-2021), 360 (Q4-2020), and 329 (Q3-2020)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

Following evaluation of the reservoir pressure and Gas Oil Ratio (“GOR”) data from the initial production phase of the lower Bahariya reservoir at SGZ‑6X in the South Ghazalat field, the well has been put on GOR control management to preserve reservoir pressure and maximize recovery. The well is currently producing at a field estimated 680 - 730 bbls/d of light oil with a ~24% watercut. Further reservoir pressure data is being collected to evaluate the impact of aquifer pressure support to the reservoir as that is activated.

With stronger oil prices and spare capacity available in the South Ghazalat production facility and dependent upon anticipated rig efficiencies, the Company expects to accelerate the drilling of an exploration well on the SGZ‑7B prospect to the east of SGZ-6X. The earliest SGZ-7B could be drilled is Q4-2021.

Production

Production averaged 810 bbls/d during the quarter, an increase of 331% (622 bbls/d) from the previous quarter. The increase was due to the oil production impact of the SGZ-6X lower Bahariya recompletion over a whole quarter.

Production in July 2021 averaged ~697 bbls/d.

Sales

The Company sold 27.8 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Western Desert Production (bbls/d)	2021		2020
	Q-2	Q-1	Q-4	Q-3
Gross production rate	810	188	139	177
Total sales	810	188	139	177

Government share (royalties and tax)	504	117	86	110
TransGlobe sales (after royalties and tax)[1]	306	71	53	67
Total sales	810	188	139	177
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

The 2-mile horizontal South Harmattan 13-16 oil well, stimulated and equipped in Q1-2021, has achieved a calculated IP30 estimated at 286 boe/d (247 bbls/d light oil, 131 Mcf/d gas 17 bbls/d NGL) and a calculated IP60 estimated at 242 boe/d (199 bbls/d light oil, 144 Mcf/d gas 19 bbls/d NGL), both on a productive day basis.

Lease construction was completed in support of the drilling of three 100% horizontal oil development wells (one 2-mile, two 1-mile) in the north of TransGlobe’s Cardium extension into the South Harmattan area. The first well of this back-to-back drilling program spud on June 30, 2021 and was drilled and cased in July. Subsequent to the quarter, the second and third wells in the Canadian drilling program were drilled and cased. All three wells were drilled on time and on budget. The Company expects all three wells to be completed, stimulated and brought into production by early Q4-2021.

Production

In Canada, production averaged 2,350 boe/d during the quarter, an increase of 367 boe/d (19%) from the previous quarter and within full year 2021 guidance of 2,300 to 2,500 boe/d. The increase in production from the previous quarter is primarily due to the return to production of the 2-20 well following the 13-16 completion and stimulation, plus the latter’s production contribution.

Production in July 2021 averaged ~2,106 boe/d with ~605 bbls/d of oil. The decrease from Q2-2021 is due to natural declines and the initial high decline rate on the recently completed 13-16 South Harmattan Cardium Horizontal well.

Quarterly Canada Production	2021		2020
	Q-2	Q-1	Q-4	Q-3
Canada crude oil (bbls/d)	687	564	618	661
Canada NGLs (bbls/d)	857	710	755	798
Canada natural gas (Mcf/d)	4,834	4,259	4,454	4,633
Total production (boe/d)	2,350	1,983	2,116	2,232

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

REVENUE
Petroleum and natural gas sales, net of royalties	50,595	11,392	68,647	64,626
Finance revenue	3	34	6	92
Other revenue	33	222	33	222
	50,631	11,648	68,686	64,940

EXPENSES
Production and operating	19,722	10,406	29,171	33,663
Selling costs	1,671	423	1,705	1,049
General and administrative	3,670	3,951	8,707	5,855
Foreign exchange loss	10	113	43	165
Finance costs	333	589	803	1,404
Depletion, depreciation and amortization	6,959	5,657	11,774	17,909
Asset retirement obligation accretion	45	60	111	128
Loss (gain) on financial instruments	4,894	1,371	9,409	(7,173)
Impairment loss	-	-	-	73,495
	37,304	22,570	61,723	126,495

Earnings (loss) before income taxes	13,327	(10,922)	6,963	(61,555)

Income tax expense - current	5,605	2,445	10,265	7,030
NET EARNINGS (LOSS)	7,722	(13,367)	(3,302)	(68,585)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	772	2,247	1,166	(2,559)
COMPREHENSIVE INCOME (LOSS)	8,494	(11,120)	(2,136)	(71,144)

Net earnings (loss) per share
Basic	0.11	(0.19)	(0.05)	(0.95)
Diluted	0.11	(0.19)	(0.05)	(0.95)

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	43,639	34,510
Accounts receivable	13,641	9,996
Prepaids and other	2,864	3,530
Product inventory	3,703	5,828
	63,847	53,864
Non-Current
Intangible exploration and evaluation assets	1,162	584
Property and equipment
Petroleum and natural gas assets	137,202	140,059
Other	2,559	2,917
Deferred taxes	3,709	3,723
	208,479	201,147

LIABILITIES
Current
Accounts payable and accrued liabilities	30,758	21,667
Derivative commodity contracts	4,605	398
Current portion of lease obligations	1,348	1,553
Current portion of long-term debt	10,000	14,897
	46,711	38,515
Non-Current
Long-term debt	6,951	6,567
Asset retirement obligations	13,863	13,042
Other long-term liabilities	859	544
Lease obligations	33	461
Deferred taxes	3,709	3,723
	72,126	62,852

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,805
Accumulated other comprehensive income	3,066	1,900
Contributed surplus	25,303	25,109
Deficit	(44,821)	(41,519)
	136,353	138,295
	208,479	201,147

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Six Months Ended June 30
	2021	2020

Share Capital
Balance, beginning and end of period	152,805	152,805

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	1,900	1,134
Currency translation adjustment	1,166	(2,559)
Balance, end of period	3,066	(1,425)

Contributed Surplus
Balance, beginning of period	25,109	24,673
Share-based compensation expense	194	245
Balance, end of period	25,303	24,918

(Deficit) Retained Earnings
Balance, beginning of period	(41,519)	35,878
Net loss	(3,302)	(68,585)
Balance, end of period	(44,821)	(32,707)

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

OPERATING
Net earnings (loss)	7,722	(13,367)	(3,302)	(68,585)
Adjustments for:
Depletion, depreciation and amortization	6,959	5,657	11,774	17,909
Asset retirement obligation accretion	45	60	111	128
Impairment loss	-	-	-	73,495
Share-based compensation	816	884	3,587	(417)
Finance costs	333	589	803	1,404
Unrealized loss (gain) on financial instruments	1,248	3,348	4,218	(1,028)
Unrealized loss on foreign currency translation	8	65	12	32
Asset retirement obligations settled	(31)	-	(22)	(20)
Changes in non-cash working capital	6,732	27,315	2,711	(2,040)
Net cash generated by operating activities	23,832	24,551	19,892	20,878

INVESTING
Additions to intangible exploration and evaluation assets	(15)	(7)	(578)	(337)
Additions to petroleum and natural gas assets	(3,557)	(1,161)	(5,887)	(6,322)
Additions to other assets	(25)	(61)	(39)	(147)
Changes in non-cash working capital	522	(1,594)	2,347	(662)
Net cash used in investing activities	(3,075)	(2,823)	(4,157)	(7,468)

FINANCING
Interest paid	(291)	(512)	(584)	(1,130)
Increase in long-term debt	146	72	225	168
Payments on lease obligations	(479)	(381)	(1,071)	(775)
Repayments of long-term debt	(5,000)	(10,000)	(5,000)	(10,000)
Changes in non-cash working capital	(8)	-	(9)	-
Net cash used in financing activities	(5,632)	(10,821)	(6,439)	(11,737)

Currency translation differences relating to cash and cash equivalents	(155)	100	(167)	(87)
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,970	11,007	9,129	1,586
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	28,669	23,830	34,510	33,251
CASH AND CASH EQUIVALENTS, END OF PERIOD	43,639	34,837	43,639	34,837

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; the ratification of the amendment, extension, and consolidation of the Company’s Eastern Desert Concessions;  and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrels
bbls/d	barrels per day
Mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MMBtu	One million British thermal units
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Production Disclosure

Production Summary (WI before royalties and taxes):
	Jul - 21	Q2 - 21	Q1 - 21	Q4 - 20	Q3 - 20	Q2 - 20
Egypt (bbls/d)	11,308	10,727	10,238	10,268	9,812	11,990
Eastern Desert of Egypt (bbls/d)	10,611	9,917	10,052	10,132	9,635	11,757
Heavy Crude (bbls/d)	10,399	9,736	9,419	9,490	9,066	11,001
Light and Medium Crude (bbls/d)	212	181	633	642	569	756
Western Desert of Egypt (bbls/d)	697	810	186	136	177	233
Light and Medium Crude (bbls/d)	697	810	186	136	177	233
Canada (boe/d)	2,106	2,350	1,983	2,116	2,232	2,310
Light and Medium Crude (bbls/d)	605	687	564	618	661	706
Natural Gas (Mcf/d)	4,456	4,834	4,259	4,454	4,633	4,665
Associated Natural Gas Liquids (bbls/d)	758	857	710	755	798	826
Total (boe/d)	13,414	13,077	12,221	12,384	12,044	14,300

Production Guidance
	Low	High	Mid-Point
Egypt (bbls/d)	9,700	10,500	10,100
Heavy Crude (bbls/d)	8,940	9,678	9,309
Light and Medium Crude (bbls/d)	760	822	791
Canada (boe/d)	2,300	2,500	2,400
Light and Medium Crude (bbls/d)	767	833	800
Natural Gas (Mcf/d)	4,600	5,000	4,800
Associated Natural Gas Liquids (bbls/d)	767	833	800
Total (boe/d)	12,000	13,000	12,500

About TransGlobe

TransGlobe Energy Corporation is a cashflow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates or FTI Consulting
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Jerry Keen Toby Gibbs	+44(0) 20 7408 4090